FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2004.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number
1. [(English Translation) Nomura Group Interim Report]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 8, 2004	By:	/s/ HIROSHI TANAKA
Hiroshi Tanaka
Senior Managing Director

3

2004.9

To Our Shareholders

(English Translation) Nomura Group Interim Report

(Six Months Ended September 30, 2004)

NOMURA HOLDINGS, INC.

To Our Shareholders

I am pleased to present you with a summary of business results for the six month period ended September 30, 2004.

During the first half of the fiscal year, corporate performance continued to recover while the Japanese economy maintained positive real economic growth. Although trading volume on the First Section of the Tokyo Stock Exchange remained high, stock market conditions in general were sluggish. Against such a backdrop, under accounting principles generally accepted in the United States (U.S. GAAP), net revenue (total revenue excluding interest expense) for the six months ended September 30, 2004 was ¥370.8 billion, income before income taxes was ¥88.7 billion, and net income was ¥44.0 billion. Return on equity (ROE) was 4.9% per annum. The interim dividend for the six months ended September 30, 2004 is ¥10 per share.

Although we continue to do business in a very competitive environment, the domestic economy has steadily recovered and the non-performing loan problem will likely be resolved soon. We therefore feel that the stage has been set for the overall Japanese economy to make a full-fledged recovery. Strong performance in the corporate sector has driven both an increase in aggressive mergers and acquisitions as well as an increase in capital market utilization to fund capital investment activity. For the first time in two years, household sector financial assets now exceed ¥1,400 trillion, and the ratio of individuals’ assets invested in stocks and investment trusts has grown over the past year. Indeed, as evidenced by the deregulation of the securities brokerage business and securities tax reforms, efforts are being made to increase participation in Japanese securities markets among a broader segment of the population.

Our goal is to provide every customer with quality, tailor-made services and to provide businesses with prompt, beneficial solutions to their complex needs. To maintain our firm foothold in the growing securities business, we will continue to raise our corporate value by bolstering our global business operations while contributing to the continued growth of the Japanese economy and securities markets.

I would like to ask for your continued support.

Nobuyuki Koga

President and Chief Executive Officer

Nomura Holdings, Inc.

November 2004

Interview with COO Hiroshi Toda

Deputy President & Chief Operating Officer

- Japanese securities markets are growing to embrace a broader segment of the population, as evidenced by the shift of individuals’ financial assets to securities products. How does Nomura plan to capitalize on this growth?

Toda: In Japan, businesses have long relied on indirect financing. During this period, we have warned that society as a whole will suffer if the securities markets, which support direct financing, do not function properly. Today, backed by societal demand for securities markets development, and through securities tax reforms and other related changes, the country is steadily building the infrastructure to promote the shift of individuals’ funds into the capital markets. I cannot recall a time when our business objectives have been so intimately linked to societal demands as they are today. As the leader in the Japanese securities market, we intend to take the initiative towards realizing this shift from indirect financing to direct financing. It is important for us to achieve growth by taking dynamic actions that change the way money flows in the economy and contributing to the stimulation of the market.

- How do you plan to carry out this in shift to securities investing?

Toda: To encourage individuals to shift their financial assets from savings and insurance products to securities investments, Nomura must identify the key segment of the population in which this shift will primarily occur, and prepare a system for providing highly-specialized financial services that meet the specific needs of this segment. While Nomura has succeeded in bringing a greater influx of customers into the growing capital markets, there is still room for growth.

Young adults in the early stages saving and planning for their financial futures as well as people nearing retirement age with little or no experience in securities investing are emerging as the two key groups that hold the key to expanding the securities market’s base and sustaining Nomura’s future growth. We must study how we can encourage these prospective customers to utilize Nomura’s services as well as what specific services we can offer them.

- How will Nomura achieve growth in the expanding securities market?

Toda: First, it is important that we are aggressive in emerging growth areas in the securities markets. We must also adapt the business model for the securities business, which is Nomura’s core business, to rapid changes in the marketplace.

Individuals and corporate customers alike are seeking, in the capital markets, solutions that they had heretofore only sought in indirect financing. As boundaries become increasingly thin between direct financing and indirect financing, as evidenced by real estate transactions involving structured finance and loans involving various financing methods, conventional means of direct financing will no longer meet customers’ expansive and diverse needs.

Therefore, Nomura’s growth is dependent upon whether it can invest business resources in such growth areas and how it can propose the means and solutions to respond to customers’ needs. As the securities markets expand, we will take advantage of the synergy of Nomura Group companies to take the initiative and make appropriate and useful proposals to customers in the expanding securities markets.

- Do you expect competition to heat up even more in the growing securities business, which you have pointed out as being a growth industry?

Toda: Yes, I do. As the market grows and deregulation progresses, the number of newcomers is likely to increase and specialized companies will find it easier to grow their businesses. This is exactly where the securities industry is today. As the industry leader with the greatest market share, we clearly recognize the pitfall of aiming for average performance and catering to the masses, being content with reasonable profits, and consequently losing sight of customer needs that have become more specialized than before.

While online stockbrokers are gaining market share, we recognize the risk of offering younger people the same comprehensive services that we offer older customers. It is important to accurately determine the needs that are becoming specialized and focus upon the most promising market segments.

- How will Nomura Group establish itself as a globally competitive Japanese financial services group?

Toda: Nomura is already recognized as one of the few Japanese financial institutions with global reach, and we must continue to raise our corporate value.

One example of recent success is in our principal finance business. Nomura has gained experience in this business in overseas markets like London and New York. In the last two or three years, we have been aggressive in developing this business in Japan as well, and have been quite successful.

As this example illustrates, successful global development comes from keeping a constant watch for business opportunities worldwide and having a network to capitalize on chances. As evidenced by the BRICs (Brazil, Russia, India, and China), there are many countries around the world that are in the process of developing.

I feel that, as a global company, one of Nomura’s missions is to provide our Japanese retail and corporate customers with solutions that utilize overseas markets, such as proposing an investment portfolio of assets whose growth patterns differ from those in Japan.

- What about Nomura’s global competitiveness?

Toda: Markets around the world are growing rapidly. At the same time, a merging of markets is under way. Due to their strengths in their home countries, top-level European and American financial institutions that are referred to as “global players” have the ability to instantly capture merging markets and operate in the new markets.

While true that it would be extremely difficult for us to develop the same abilities as some of the “global players” have, the rapidly recovering Japanese market, the foundation of our business, presents an excellent opportunity to close the gap.

By providing Japanese customers with global-based solutions, we intend to steadily increase our presence as a global financial institution and raise our corporate value.

Business Results for the Six Months Ended September 30, 2004 (Consolidated basis)

Summary of Business Results

Buoyed by a recovery in exports and capital investment with solid global economies in the background, the domestic economy was strong in the April-June period with positive real economic growth for the 5th consecutive quarter.

The domestic stock market was especially active with average daily trading volume on the First Section of the Tokyo Stock Exchange setting a new historical record in April.

In the second half of the term, however, the stock market grew stagnant due to negative factors including concerns about a global economic slowdown stemming from the high-price of crude oil. The bond market also continued to waffle. Long-term interest rates temporarily jumped to above 1.9% in June due to high expectations for economic recovery, but soon started to decline over concerns of an economic slowdown, and fell to the 1.4 % range in September, nearly equivalent to the rate level of March. In this environment, net revenue (total revenue excluding interest expense) was ¥370.8 billion, down 11% from the same period in the previous year, income before income taxes ¥88.7 billion, down 44%, and net income ¥44 billion, down 49%. As a result, return on equity (ROE) turned out to be 4.9 % on an annual basis.

Segment Information

Domestic Retail

In Domestic Retail, net revenue (total revenue excluding interest expense) was ¥151.7 billion, up 1% from the same period in the previous year, and income before income taxes was ¥43.5 billion, up 10%.

Having focused on expanding our customer base, we also succeeded in boosting client assets (including those of financial institutions) in Domestic Retail to ¥41.3 trillion, an increase of ¥500 billion compared to the end of March 2004. This growth was achieved by utilizing our “Core Value Formation” strategy to provide high-quality financial services that match our individual customers’ diverse management needs.

In particular, sales of Japanese government bonds for individuals (Issues No. 7 and No. 8) totaled ¥700 billion, which kept our distribution share at a high level of approximately 25%. We also increased our sales of variable annuity insurance to capture the top spot in this area, as we continue to increase the amount of individuals’ financial assets that we have in custody.

To raise efficiency, a Financial Management Division was established in April 2004 to establish a framework to enhance services in response to the increasingly complex and diverse needs of wealthy investors. In addition, in October we opened new offices in Hachinohe, Aomori Prefecture and Ota, Gunma Prefecture, and in Sasebo, Nagasaki Prefecture and Kumagai, Saitama Prefecture in November. These new openings will help us improve the convenience for clients and contribute to the further expansion of our customer base.

Global Wholesale

Global Wholesale consists of 3 business lines: Global Markets, Investment Banking, and Merchant Banking. In this period, the Global Wholesale segment earned net revenue (total revenue excluding interest expense) of ¥152.9 billion, down 27% from the same period in the previous year, and income before income taxes was ¥42.7 billion, down 55%. Global Markets, created in April 2004 by combining Global Fixed Income and Global Equity, produced income before income taxes of ¥34 billion, a decrease of 61% compared to the same period of the previous year, due to a drop in bond order flow, particularly that of foreign currency denominated bonds.

In Investment Banking, equity finance activity was especially high. We acted as lead manager for a number of major deals including an initial public offering by J Power (Electric Power Development Co., Ltd.) and a capital increase through a follow-on public offering by AEON. We also utilized the new, tailor-made MPO (Multiple Private Offering) financing scheme to underwrite a convertible bond issue by of Isuzu Motors.

These efforts resulted in income before income taxes of ¥13.7 billion, up 72% from the same period in the previous year. Merchant Banking posted gains from exit transactions but its income before income taxes declined from the ¥700 million of the same period of the fiscal year to a loss of ¥5 billion, largely the result of the funding costs for assets held in Europe. In the current business period, we are actively involved in the domestic corporate rehabilitation business, including our investments in the Millennium Retailing Group and Huis Ten Bosch.

Asset Management

Asset Management produced net revenue (total revenue excluding interest expense) of ¥20.7 billion, up 27% from the same period in the previous year, and income before income taxes recovered from a loss of ¥2.4 billion in the same period of the year before to a profit of ¥3 billion, resulting from a rise in asset management fees primarily attributable to an increase in the net asset balance of stock investment trusts. The balance of assets under management in Nomura Asset Management (NAM), the core entity in Nomura Group’s Asset Management operations, totaled ¥15.1 trillion, a decrease of ¥600 billion from end of March 2004, owing primarily to cancellations of bond investment trusts.

We have launched three new Fund Masters Series products to expand our line of fund of funds products. Fund of funds assets have more than doubled since the end of March 2004, and have grown to approximately ¥280 billion at the end of September. We are also continuing our efforts to increase assets invested in investment trusts sold exclusively through banks. Having added three new funds in the current period, the total balance of assets under management for the funds distributed exclusively through banks grew dramatically from approximately ¥13 billion at the end of March 2004 to approximately ¥32 billion at the end of September 2004. In our defined contribution pension plan business, the number of plans to which we supply products has increased to 289 and we have increased investment trust assets from ¥39 billion as of the end of March 2004 to approximately ¥60 billion.

Consolidated Financial Information

Consolidated Balance Sheet Summary
	Millions of yen
Account	September 30, 2003	March 31, 2004	September 30, 2004
Assets
Cash and cash deposits	1,031,371	930,637	764,281
Loans and receivables	1,373,773	1,013,636	1,040,667
Collateralized agreements	11,999,160	12,881,752	14,090,130
Trading assets and private equity investments	11,790,722	13,838,396	15,455,593
Other assets	1,043,861	1,088,545	1,216,199

Total assets	27,238,887	29,752,966	32,566,870

Liabilities and shareholders’ equity
Short-term borrowings	355,857	437,124	430,024
Payables and deposits	924,821	1,384,096	1,231,320
Collateralized financing	14,673,236	17,367,758	19,354,849
Trading liabilities	6,957,302	5,976,966	6,641,499
Long-term borrowings	2,236,886	2,385,469	2,716,234
Other liabilities	385,237	415,865	363,156

Total liabilities	25,533,339	27,967,278	30,737,082

Total shareholders’ equity	1,705,548	1,785,688	1,829,788

Total liabilities and shareholders’ equity	27,238,887	29,752,966	32,566,870

Per share data

	(Yen)
	Previous midterm ( As of September 30, 2003)	Previous term-end (As of March 31, 2004)	Current midterm (As of September 30, 2004)
Book value per share	878.34	919.67	942.50

Notes:

(1)	With the Company’s listing on the New York Stock Exchange (in the form of American Depositary Receipts) in December 2001, consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).
(2)	Some previously reported figures have been reorganized in order to conform to the current year presentation.
(3)	Interim consolidated financial information is not subject to audits based on the Commercial Code of Japan.

Total assets were approximately 32.6 trillion yen, reflecting an increase of 2.8 trillion yen as compared to the previous term-end, mainly due to an increase in trading-related assets. Total liabilities were 30.7 trillion yen, showing an increase of 2.8 trillion yen compared to the previous term-end, owing to an increase in trading-related liabilities.

Loans and Receivables

Loans and receivables include call loans, margin trading loans, and guarantee money deposited.

Collateralized Agreements

Collateralized agreements include securities purchased under agreements to resell (Reverse Repo transactions), cash collateral advanced (including cash collateral advanced for stocks and cash collateral advanced for securities).

Trading Assets and Private Equity Investments

Trading assets and private equity investments include securities such as stocks, government bonds, and corporate bonds held for trading, and/or derivative contracts such as swaps and options.

Payables and Deposits

Payables and deposits include customer deposits and guaranty money received.

Collateralized Financing

This account includes securities sold under agreements to repurchase (Repo transactions), cash collateral received (including cash collateral received for stocks and cash collateral received for receivables).

Trading Liabilities

This account includes securities such as stocks, government bonds, and corporate bonds, as well as derivative contracts such as swaps and options sold for trading purposes.

Consolidated Income Statement Summary

	Millions of Yen
	For the six months ended		For the year ended March 31, 2004
	September 30, 2003	September 30, 2004
Revenue:
Commissions	89,719	115,118	210,216
Fees from investment banking	34,358	47,773	86,994
Asset management and portfolio service fees	30,757	38,030	66,193
Net gain on trading	147,529	76,640	229,042
Gain (Loss) on private equity investments	6,598	(1,599)	13,138
Interest and dividends	217,880	219,040	396,870
Gain (Loss) on investments in equity securities	31,769	(1,353)	55,888
Other	14,768	46,521	41,205

Total revenue	573,378	540,170	1,099,546

Interest expense	158,604	169,401	296,443

Net revenue	414,774	370,769	803,103

Non-interest expenses:	255,523	282,096	520,427

Income before income taxes	159,251	88,673	282,676

Income tax expense	72,565	44,625	110,347

Net income	86,686	44,048	172,329

Per share data

	For the six months ended		For the year ended March 31, 2004
	September 30, 2003	September 30, 2004
Basic - Net income per share	44.71	22.69	88.82
Diluted - Net income per share	44.71	22.68	88.82

Commissions

These include commissions from trading and distribution of stocks, bonds, and investment trusts.

Commissions in the current interim term produced income of 115.1 billion yen, a 28% increase over the same period in the previous year, primarily due to an increase in stock brokerage commissions.

Net gain on trading

Net gain on trading includes gains and losses on stock and bond spot and derivative transactions.

Trading gains in the current interim term produced income of 76.6 billion yen, a 48% decrease from the same period in the previous year, mainly owing to a decrease in the bond order flow.

Corporate Citizenship Activities

What we can do for society as a company is regarded as a valuable investment in tomorrow.

Securities Seminars in Local Communities

We offer educational and informational seminars on finance and securities to local communities and at workplaces that provide “lifelong learning” facilities, aiming to provide opportunities for people to learn about the economy, finance, and other ways in which the world of money works and relates closely to their lives.

The focus of the educational program is mainly on introducing ideas for life and financial planning needed to enjoy a comfortable retirement. Other topics include how to be good with money—which sounds simple but is actually quite difficult for many people.

Our experienced instructors always try to make programs easy to follow, even for beginners. We began providing these programs in 2003 and already over 28,000 people have taken the course at 170 sites nationwide.

Securities Seminar at Thailand’s Chulalongkorn University

On August 28, 2004, the second annual special lecture on securities was held at Chulalongkorn University, a national university in Thailand. This year’s lecture was delivered to over one hundred students studying for their MABE (Master of Arts in Business and Managerial Economics). The lecture, given by an economist from Nomura Securities’ Financial & Economic Research Center, was titled “‘Institutional Dollarization’ of Asian Currencies.”

Support for PMF (Pacific Music Festival)

“I have decided to spend all of my remaining time and energy to educate young people.”

These were the words of the late Leonard Bernstein during his opening ceremony remarks at the inaugural PMF.

PMF is an international music education festival established in 1990 at the suggestion of the late Leonard Bernstein, the great musician representing the 20th Century. Over one hundred young musicians are chosen from around the world and gather each summer at Sapporo Art Park to take part in the educational program “PMF Academy” taught by outstanding musicians, including principals from the Vienna Philharmonic Orchestra. Marking the 15th year since its establishment, the festival was fortunate this year to have principal conductor Mr. Nello Santi and other members from the Vienna Philharmonic Orchestra instruct the 26-day academy from July 10 through August 4. The open lessons and the resulting performance were presented during 41 concerts held mostly in Hokkaido’s Sapporo area as well as in Tokyo and Osaka. Next year’s event will commence on Saturday, July 9, 2005.

Nomura Securities Co., Ltd. and Nomura Cultural Foundation support the PMF’s mission “To broaden and develop the world’s music by nurturing young musicians,” and are happy to be special corporate sponsors of the Pacific Music Festival.

Support for Nenrinpic

The National Health and Welfare Festival (“Nenrinpic”) was first held in 1988 to celebrate the 50th anniversary of the Health and Welfare Ministry (current Ministry of Health, Labor and Welfare). The 17th Nenrinpic was held in Gunma this year and the festival is increasing its presence nationwide with elderly people as the principal players in the event.

Nomura Securities Co., Ltd. supports the festival and its aim of promoting a society in which people can enjoy long lives full of friendship and energy.

Publication of CSR Report

As increasing importance is being placed on CSR (Corporate Social Responsibility), an increasing number of Japanese companies are now working on this issue. At Nomura Holdings, we are pleased to have published our first CSR Report. Stakeholders were formally provided with information through annual reports, social activity reports, and through our web site, but we consider it vital to further enhance communication with them through CSR Reports and provide a better understanding of the Nomura Group.

Corporate Data / Stock Prices and Dividends

Corporate Data (As of September 30, 2004)

Capital: ¥182,799,788,854

Number of common shares issued: 1,965,919,860 shares

Number of shareholders: 207,144

(Number of shareholders holding one trading unit or more: 164,957)

Stock exchange listings: Tokyo, Osaka, Nagoya, New York, Amsterdam (Euronext), Singapore

Number of employees (consolidated basis): 16,353

Dividends

Dividends per share (Yen)
95.3	96.3		97.3	98.3	99.3	00.3	01.3	02.3	03.3	04.3	05.3 Interim (04.9)
10	11	*	10	10	10	15	17.5	15	15	15	(10)

*	Including commemorative dividend of ¥1

Directors and Executive Officers (As of November 30, 2004)

Directors

Name	Title
Junichi Ujiie	Chairman of the Board of Directors, Chairman of Nomination Committee, Chairman of Compensation Committee

Nobuyuki Koga	(President & Chief Executive Officer)

Hiroshi Toda	(Deputy President & Chief Operating Officer)

Kazutoshi Inano	(Deputy President & Co-Chief Operating Officer)

Nobuyuki Shigemune	Audit Mission Director

Shozo Kumano	Audit Mission Director

Masaharu Shibata*	Member of Nomination Committee and Compensation Committee

Hideaki Kubori*	Member of Nomination Committee and Compensation Committee

Haruo Tsuji*	Chairman of Audit Committee

Fumihide Nomura	Member of Audit Committee

Koji Tajika*	Member of Audit Committee

*	Outside director

Executive Officers

Name	Principal Positions
Junichi Ujiie

Nobuyuki Koga (Representative Executive Officer)	President Chief Executive Officer

Hiroshi Toda (Representative Executive Officer)	Deputy President Chief Operating Officer

Kazutoshi Inano (Representative Executive Officer)	Deputy President Co-Chief Operating Officer and Head of Asset Management

Takashi Tsutsui	(Executive Vice President of Nomura Securities Co., Ltd. (NSC))

Takashi Yanagiya	Head of Global Wholesale

Kenichi Watanabe	Head of Domestic Retail

Takumi Shibata	Head of Corporate

Hiromi Yamaji	Regional Management of Europe Region

Manabu Matsumoto	(Executive Managing Director of NSC)

Yoshifumi Kawabata	Head of Global Merchant Banking

Shogo Sakaguchi	(Executive Managing Director of NSC)

Masanori Itatani	Head of Internal Audit

Yoshimitsu Oura	(Executive Managing Director of NSC)

Yusuke Yamada	(Executive Managing Director of NSC)

Hitoshi Tada	(Executive Managing Director of NSC)

Yasuo Agemura	Head of Global Markets

Akihiko Nakamura	Head of Global IT & Operations

Hideyuki Takahashi	Regional Management of Americas Region

Hiroshi Tanaka	Head of Global Corporate Communications and in charge of General Affairs Dept. and Secretariat

Noriyuki Ushiyama	Head of Global Investment Banking

Noriyasu Yoshizawa	Regional Management of Asia & Oceania Region

Yasuo Yoshihara	In charge of Ethics & Discipline Dept.

Akira Maruyama	Chief Financial Officer, Head of Global Risk Management/Treasury/Controller/IR, and in charge of Tax Management Dept.

Akihito Watanabe	Head of Global Research

Tetsu Ozaki	Head of Global Equity

Shigesuke Kashiwagi	Head of Global Fixed Income

Yugo Ishida	Co-Regional Management of Europe Region

Kamezo Nakai	Executive Vice President of Nomura Asset Management Co., Ltd. (NAM)

Takahide Mizuno	Executive Vice President of NAM

Atsushi Yoshikawa	Executive Vice President of NAM